

October 21, 2020

Gregory Dean Gibb
Director and Chief Executive Officer
Lufax Holding Ltd.
No. 1333 Lujiazui Ring Road 15/F
Pudong New District, Shanghai
People's Republic of China

> **Re: Lufax Holding Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 19, 2020**
> **File No. 333-249366**

Dear Mr. Gibb:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary
Recent Developments, page 9

1. We note your revised disclosures on pages 9 and 10 relating to the recent C-Round Restructuring Convertible Notes stating that the transaction does not have a significant dilutive impact. In addition, we note from your pro forma diluted EPS calculation on page 98 that the pro forma effect of conversion of Class C ordinary shares decreased compared to your prior amendment from 46,949,725 to 1,662,614 for the six months ended June 30, 2020. Please provide us with your analysis and explanation supporting the statement that the recent transaction does not have a significant dilutive impact. In addition, tell us why

you do not include the pro forma effect of the conversion of the convertible note into ordinary shares in your pro forma diluted EPS calculation, or revise to show this impact.

Selected Consolidated Financial and Operating Data, page 97

2.   We note your response to comment 7 and revisions including pro forma information giving effect to the transaction on pages 97, 98 and 99. Please address the following:

- Revise to include a pro forma column and information in the Summary Consolidated Financial and Operating Data beginning on page 17; and

- Revise to provide greater clarity to each pro forma adjustment reflected to each respective period. For example, disclose and explain the amount and calculation of each pro forma adjustment made to cash at bank, liability line items and equity line items for each period.

You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance